Exhibit 99.1

SciSparc: Wellution™ Successfully Launched a New Keto Gummies Apple Cider Vinegar Product and Generated $100,000 In Revenues Within 30 Days

Since launch the new product has had approximately 117% ROI

TEL AVIV, Israel, Oct. 28, 2022 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced that SciSparc Nutraceuticals Inc., its wholly owned subsidiary, has successfully launched a new keto gummies apple cider vinegar product under its brand Wellution™ on Amazon.com.

In the 30 days following the launch, the new product has generated more than $100,000 in revenues with an ROI (return on investment after costs of goods, marketing, advertising, shipping, storage and commissions) to the Company of approximately 117%.

“Our expansion plans for the WellutionTM brand include launching new products that will appeal to current and future customers. In the first 30 days since its launch, this new product has achieved impressive results and we are pleased with its success so far,” Oz Adler, SciSparc’s Chief Executive Officer, commented. “To continue expanding the Wellution’s reach, we intend to develop new attractive products, either independently or in collaboration with third parties, while reducing production and supply chain costs and exploring new markets and sales channels.”

View the product at: https://www.amazon.com/Keto-Gummies-Apple-Cider-Vinegar/dp/B0B4ST8TZQ?ref_=ast_sto_dp

About SciSparc Ltd. (NASDAQ: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus.

SciSparc also owns Wellution™, a brand that sells dozens of hemp-based products, including hemp gummies, hemp oil capsules, hemp gel, hemp cream, detox pills, height pills, antibacterial creams, and anti-aging creams, among other beauty and hair treatment products that are all manufactured in the United States. Wellution™ offers eight variations of natural hemp candy supplements under two parent Amazon Standard Identification Numbers (“ASINs”) on Amazon that are differentiated by their hemp oil potency. The leading parent ASIN, which was launched in 2019, has received over 26,500 reviews and is consistently ranked as the #1 best seller in the category. In total, the brand has over 40,000 product reviews, most of which are 4 and 5-star reviews.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses its expansion plans for the Wellution brand, developing and launching new products, its intention to reduce production and supply chain costs and the exploration of new markets and sales channels. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward- looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2022, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055